

10035628

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Collins Stewart LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York,	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barrett **(212) 389 8088**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*
SEC 1410 (06-02).

JD
3/19/2010

COLLINS STEWART LLC

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, David Barrett, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Collins Stewart LLC (the "Company"), as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company, nor any member, principal, officer, or director, has any proprietary interest in any account classified solely as that of a customer.



2/26/10

Signature Date

David Barrett Managing Director Finance/FINOP

Name Title

Subscribed and sworn to before me
on this 26th day of February, 2010.



Notary Public


MARIE DEPIRO
Notary Public - State of New York
NO. 01DE6166198
Qualified in Westchester County
My Commission Expires 2011

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041403 FINRA DEC
COLLINS STEWART LLC 5*5
350 MADISON AVE FL 8
NEW YORK NY 10017-3723

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVID BARRETT 212 389-8088

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 101,566.53

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (41,442.26)

7/28/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 60,124.27

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 60,124.27

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 60,124.27

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Collins Stewart LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 45 475 578
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	401 874
Total additions	401 874
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5 160 840
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 90001	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	90001
Total deductions	5250841
2d. SIPC Net Operating Revenues	$ 40626611
2e. General Assessment @ .0025	$ 101566

(to page 1 but not less than $150 minimum)

COLLINS STEWART LLC

(SEC I.D. NO. 8- 41403)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
as a Public Document.



SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Collins Stewart LLC

We have audited the accompanying statement of financial condition of Collins Stewart LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Collins Stewart LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

COLLINS STEWART, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 24,111,100
RECEIVABLES FROM BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS (NET OF ALLOWANCE)	3,028,600
SECURITIES OWNED -	
Marketable	166,300
DUE FROM PARENT	30,100
PREPAID EXPENSES	5,294,400
FIXED ASSETS (NET OF ACCUMULATED DEPRECIATION OF $1,296,400)	453,200
OTHER ASSETS	677,700
TOTAL	$ 33,761,400

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Securities sold, but not yet purchased	$ 83,000
Accrued personnel costs	7,607,200
Due to affiliate	424,900
Accounts payable and accrued liabilities	3,465,800
Total liabilities	11,580,900
MEMBER'S EQUITY	22,180,500
TOTAL	$ 33,761,400

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Collins Stewart LLC (the "Company" or "CS LLC"), was formed in the state of Delaware on August 20, 2007 following the merger transaction between Collins Stewart Inc. and C. E. Unterberg Towbin Holdings Inc. in July 2007. CS LLC is a wholly-owned subsidiary of Collins Stewart Inc (the "Parent" or "CSI"), which in turn is a wholly-owned subsidiary of Collins Stewart Europe Limited ("CSEL"). CSEL is a wholly-owned subsidiary of Collins Stewart plc ("CS plc"), a United Kingdom public company. CS LLC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in brokerage activities acting as an agent for U.S. institutional customers in the purchase and sale of domestic and foreign equity securities and American Depository Receipts ("ADRs") as well as on a name-give-up basis for equity options, futures and various other derivative instruments. All institutional customer equity business is cleared through a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. All domestic equity securities, ADRs and most foreign equity transactions are cleared through its fully disclosed clearing broker. Certain foreign equity transactions are cleared in London by CSEL on a delivery versus payment agency basis. The Company renders research and consulting services and engages in market making activities in equities.

In August 2009, the Company changed its clearing broker to J.P. Morgan Clearing Corp ("JPMCC") from National Financial Services ("NFS"). The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes regarding goodwill, fixed assets, personnel costs, tax and other matters. Actual results could differ from those estimates.

Cash and Cash Equivalents—As at December 31, 2009, cash and cash equivalents are comprised principally of cash and money market instruments at major U.S. financial institutions.

Fixed Assets—Fixed assets are reported at cost, net of accumulated depreciation. Depreciation is provided for on all classes of assets on a straight-line basis over the estimated useful life of the assets. Computer and communications equipment and furniture, fixtures, fittings and other equipment are depreciated over four years. Leasehold improvements are depreciated over the life of the lease.

Securities Transactions and Fair Value— Transactions in securities are recorded on a trade date basis. All of the instruments within securities owned and securities sold, not yet purchased, are measured at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. (See Note 5 for further details).

In accordance with FASB guidance, the Company uses a hierarchy for inputs used in measuring fair value. Observable inputs are inputs used in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Securities owned and securities sold, but not yet purchased which are readily marketable are considered Level 1 financial instruments and are valued accordingly. Securities not readily marketable consist of warrants received as payment for investment banking services provided and are valued at fair value as Level 2 instruments. Non-marketable securities also include common and preferred stock of private companies, the valuations of which are unobservable and determined by management. These are considered Level 3 instruments. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition, prospects of the issuer, and estimates of liquidation value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net in the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations. The recorded amount approximates fair value.

Income Taxes— As a single-member limited liability company, the member, CSI, is individually responsible for income taxes that result from the Company's operations. Therefore, it is appropriate that the Company not recognize an allocation of CSI's current and deferred income taxes in its separate statement of financial condition.

Goodwill and Intangible Asset—Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. Goodwill is not amortized but is evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value basis. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value.

Accrued Personnel Costs—Accrued personnel costs principally represent unpaid bonuses as of December 31, 2009.

Receivable from broker dealers, financial institutions and clearing organizations – Receivables from broker dealers are comprised of amounts to be collected from counterparties who transact with the Company in the normal course of business. The Company establishes an allowance for receivables aged in excess of 180 days.

3. RECENT ACCOUNTING DEVELOPMENTS

FASB Accounting Standards Codification™.
In July 2009, the FASB issued accounting guidance to establish the FASB Accounting Standards Codification™ ("Codification") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP"). The Codification does not change current U.S. GAAP. For the year ended December 31, 2009 references U.S. GAAP Company's statement of financial condition and the footnotes have been updated to reflect new Codification references.

Uncertainty in Income Taxes
In June 2006, the FASB issued guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement to determine the amount to recognize in the financial statements. Consistent with FASB issued guidance, Collins Stewart LLC adopted guidance on the deferral of uncertainty in income taxes for the fiscal year ended December 31, 2009. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

Subsequent Events
In May 2009, the FASB issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company's financial statements are issued. The Company adopted this accounting guidance for the year ended December 31, 2009. The adoption of this standard did not have a material impact on the Company's statement of financial condition.

Fair Value Measurements and Disclosures
In April 2009, the FASB issued guidance on determining fair value for assets and liabilities when the volume and level of activity have significantly decreased and identifying transactions are not orderly. This accounting guidance provides additional information to determine fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly activemarket has become inactive and in determining fair values when markets have become inactive. The Company

adopted this guidance for the year ended December 31, 2009. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions and clearing organizations	$ 1,697,900	$ -
Other amounts	1,330,700	-
	$ 3,028,600	$ -

The balance above is presented net of an allowance of $295,000.

In addition, the Company has other banking receivables which are fully reserved with an allowance of $567,600.

5. FINANCIAL INSTRUMENTS

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully disclosed basis through and held in custody by JPMCC, a member firm of the New York Stock Exchange, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, the Company may be exposed to off-balance sheet risk. In addition, at December 31, 2009, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies the Company continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

As described in Note 2, the Company values its financial instruments at fair value. Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short term in nature, bear interest at current market rates or are subject to frequent repricing.

The following fair value hierarchy table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets:				
Equity securities:	$166,300	-	-	$166,300
Liabilities:				
Equity securities	83,000	-	-	83,000

6. FIXED ASSETS

Fixed assets are comprised of the following:

Computer and communications equipment	$ 1,521,800
Furniture, fixtures and other equipment	166,200
Leasehold improvements	61,600
	1,749,600
Less accumulated depreciation and amortization	1,296,400
	$ 453,200

During the year, the Company purchased $20,400 of fixed assets.

In addition, during the year the Company wrote off $585,000 of fixed assets that were fully depreciated.

As part of the discontinuation of the Corporate Finance Division and the closing of the Israeli Office (Note 14) the Company abandoned fixed assets with a cost basis of $124,600 and accumulated depreciation of $77,300.

7. GOODWILL

The Company had a goodwill balance of $1,536,000 originally arising from the acquisition of certain assets and liabilities of Burlington Capital Markets in January 2005.

As a result of the discontinued Burlington business, the Company, in accordance with FASB guidance, identified the entire goodwill balance associated with the Burlington business and included it as part of the loss on discontinued operations.

8. SUBORDINATED DEBT

Subordinated debt consists of a floating rate subordinated loan from an affiliate, CSEL, on which interest is paid quarterly. Under the floating rate subordinated loan agreement, the Company had borrowed $700,000 at an interest rate of Prime plus 3%. This loan matured on August 31, 2009. The borrowing under this agreement qualified as regulatory capital and the agreement includes all statutory

restrictions specified by the Uniform Net Capital Rule under the Securities Exchange Act of 1934. During 2009 the weighted average interest rate was 6.24%.

9. REGULATORY REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6- 2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $14,461,400 which was $13,694,900 in excess of the required minimum net capital of $766,500. The ratio of aggregate indebtedness to net capital was 0.8 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Withdrawals from Member's equity and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

10. STOCK-BASED COMPENSATION

Deferred Compensation Plan

Effective with CSI's acquisition of C.E.Unterberg Towbin in 2007 ("CEUT"), the Company instituted a deferred compensation plan for certain employees. Under the terms of this plan, eligible employees will receive shares of CS plc upon completion of a three-year employee service period. The shares vest ratably over the aforementioned three year period. Any unvested shares to which an eligible employee is entitled will be forfeited upon termination from CSI for cause or employee resignation for other than a stipulated or good reason. Senior management of the Company reallocates forfeited shares to the remaining eligible employees who are participating in the deferred compensation plan.

At December 31, 2007, 2,755,511 shares were granted to eligible employees. No additional grants were made during 2009. Of those shares, 2,575,028 shares were vested and 180,483 remain non-vested as of December 31, 2009. No shares were forfeited during the year. At grant date, the stock price of CS plc was $4.7485. As CS plc is a publicly traded company, fair value of the stock was determined from quoted market sources. There were no modifications to the deferred compensation plan made during the year.

During the year, the Company experienced accelerated vesting of shares for individuals who left the Company with good reason. These shares were neither forfeited nor re-allocated to other employees. The total fair value of shares vested and converted during the year was $2,198,432.

Share-option plans

The Company participates in several share based payment plans operated and sponsored by the ultimate parent, CS plc. CS plc has a number of share incentive plans for granting of non-transferable options to certain employees and executives. Options granted under the plans vest on the first day on which they become exercisable, which is typically three years after grant date. The options are over shares in CS plc. The maximum life of the option is 10 years. These options are settled in equity once exercised, and dependent on the option scheme, will be settled either with new shares issued or shares purchased in the market.

The following table summarizes the share option schemes in which the Company participated that existed during 2009 and the estimated fair values of the options granted.

2007 Share-option plan	**Shares Outstanding**	**Estimated fair value**
Unapproved Share Option Schemes	0	$0.00
2008 Share-option plan		
Unapproved Share Option Schemes	182,435	$1.30-$1.67

Details of share options outstanding during the year are as follows:

	Number of shares outstanding for the year ended December 31, 2009	Weighted average exercise price
Outstanding at the start of the year	2,801,732	0.000
Outstanding at the end of the year	182,435	0.000
Deemed worthless	(355,703)	0.000
Exercised in the year	0	0.000
Forfeited	(2,263,594)	0.000
Expired during the year	0	0.000
Exercisable at the end of the year	0	0.000

For the year ended December 31, 2009 the weighted average grant date fair value of equity options granted by CS plc was $1.78.

In December 2009, the Board of Directors of CS plc deemed worthless the entire 2007 share-option plan and one-half of the 2008 share-option plan because performance conditions of the plans were not met. There were no options exercised during the year. The fair value of shares vested during the year was $0.00 and no shares vested during the year.

The estimated fair value of each option granted by CS plc was calculated by applying a Black-Scholes option pricing model. The model inputs were the share price at grant date, exercise price, expected volatility, expected dividends, expected life of the option until exercise and a risk-free interest rate based on United Kingdom government securities with a similar maturity profile.

	2008
Share price at date of grant	$1.30-$1.67
Exercise price	0.0000
Expected volatility	47.018% - 56.489%
Expected life (years)	3 years
Risk free rate	5.50%
Expected dividend yield	5.58%

11. EMPLOYEE BENEFIT PLANS

The Company maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

12. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commitment for office space on June 30, 2001, which expires on November 29, 2010. On March 17, 2004, the Company entered into an additional lease commitment for office space, which expires on November 29, 2010. In connection with the office space lease expiring November 29, 2010, the Company has a security deposit of $212,900, in the form of a Letter of Credit from JPMorgan Chase Bank.

In addition, the Company maintains leases for offices based at 40 Wall Street, New York and Pittsfield, Vermont. The 40 Wall Street lease was originally to expire on July 31, 2014 (see below) and the Pittsfield lease expires on July 31, 2010.

In order to reduce the amount of space the Company was committed to, in April 2008, the Company exercised its early termination option under the lease for the 40 Wall Street. With the payment of $529,000, the Company reset the expiration date of the lease to April 30, 2009.

As a result of the acquisition of CEUT the Company acquired leases for offices based at 350 Madison Avenue, New York; 456 Montgomery Street, San Francisco, CA and 4 Shenkar St, Herzliya Pituach, Israel. The 350 Madison Avenue lease expires March 31, 2016, the San Francisco lease expires May 7, 2012 and the Israel lease expired July 23, 2009.

During 2009, the Company entered in short term office leases in Dallas, Texas; Chicago, Illinois; and Boston, Massachusetts. All three leases expire in May 2010.

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of a rent security deposit on its 350 Madison Avenue office space, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $2,500,000. Under the lease terms, effective April 1, 2011, the letter of credit may be reduced to $1,250,000.

At December 31, 2009, the future minimum base rental payments under these leases are as follows:

Year Ending December 31	Operating Lease	Sublease Income	Operating Lease Net of Sublease Income
2010	4,315,800	1,196,600	3,119,200
2011	4,086,000	97,100	3,988,900
2012	3,886,600	-	3,886,600
2013	3,749,200	-	3,749,200
2014	3,749,200	-	3,749,200
Thereafter	4,686,500	-	4,686,500
Total future minimum lease payments			23,179,600

Litigation— The Company is involved in various litigation matters, including those arising out of activities as an investment banker and employment matters. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, although the outcome of such matters could be material to the Company's financial position.

Guarantee—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote.

13. RELATED PARTY TRANSACTIONS

Due to affiliate consists of a payable to Collins Stewart Europe Ltd ("CSEL") for $424,900. This amount consists mainly of commissions on foreign equity securities transactions that are collected directly by the Company from the customer and are remitted periodically to CSEL. It also consists of management fee charges for dealer services and research, operations, administrative and other services. Interest expenses charged on the subordinated loan referred to in note 8, are also paid to this affiliate.

Due from Parent consist of $30,100 of operating expenses paid on behalf of the Parent.

14. DISCONTINUED OPERATIONS

In early 2009, as a result of deteriorating market conditions and poor performance, the Company eliminated its Corporate Banking division that it acquired with its transaction with CEUT. The elimination of the business took immediate effect. In August 2009, the trading desk acquired from Burlington in June 2005 discontinued its operations.

15. SUBSEQUENT EVENT

In February 2010 the Company received a capital infusion of $16,500,000 from its Parent, Collins Stewart Inc. The Company has updated its subsequent events disclosure through February 26, 2010, the filing date of these financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Collins Stewart LLC
350 Madison Avenue
New York, NY 10017

In planning and performing our audit of the financial statements of Collins Stewart LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP